EXHIBIT 6

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc.:

My report dated February 12, 2014 on the valuation of the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2013 and December 31, 2012 and their change in the Consolidated Statements of Operations for the year ended December 31, 2013 in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

Dated February 12, 2014

/s/ “Larry Madge”

Larry Madge

Fellow, Canadian Institute of Actuaries
Toronto, Canada